UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                       SMURFIT-STONE CONTAINER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     common stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    832727101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Jeffrey Tannenbaum
                          505 Fifth Avenue, 23rd Floor
                            New York, New York 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

                                  May 24, 2010
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------
CUSIP No. 832727101                       13D/A
--------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree Value Master Fund, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*


               WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [  ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
-------------------------------------- ------- ---------------------------------

                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY    ------- --------------------------------------------------------
  OWNED BY
    EACH          8     SHARED VOTING POWER
  REPORTING
 PERSON WITH            11,495,385 shares of Common Stock (as defined below)
                        80,806 shares of Common Stock issuable upon conversion of 110,800 shares of Preferred Stock (as defined below)

                ------- --------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                ------- --------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        11,495,385 shares of Common Stock
                        80,806 shares of Common Stock issuable upon conversion of 110,800 shares of Preferred Stock
--------------- ------- --------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,495,385 shares of Common Stock
               80,806 shares of Common Stock issuable upon conversion of
               110,800 shares of Preferred Stock
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                            [  ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.5%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               PN
-------------- -----------------------------------------------------------------

--------------------------------
CUSIP No. 832727101                       13D/A
--------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree Capital Opportunity Master Fund, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*
               WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                       [  ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
-------------------------------------- ------- ---------------------------------

                 7     SOLE VOTING POWER
  NUMBER OF
   SHARES              0
BENEFICIALLY   ------- ---------------------------------------------------------
  OWNED BY
    EACH         8     SHARED VOTING POWER
  REPORTING
 PERSON WITH           7,314,615 shares of Common Stock
                       40,357 shares of Common Stock issuable upon conversion
                       of 55,337 shares of Preferred Stock
               ------- ---------------------------------------------------------

                 9     SOLE DISPOSITIVE POWER

                       0
               ------- ---------------------------------------------------------

                 10    SHARED DISPOSITIVE POWER

                       7,314,615 shares of Common Stock
                       40,357 shares of Common Stock issuable upon conversion
                       of 55,337 shares of Preferred Stock
-------------- ------- ---------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,314,615 shares of Common Stock
               40,357 shares of Common Stock issuable upon conversion of
               55,337 shares of Preferred Stock
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                            [  ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.9%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               PN
-------------- -----------------------------------------------------------------

--------------------------------
CUSIP No. 832727101                       13D/A
--------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree, Inc.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [  ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
-------------------------------------- ------- ---------------------------------

               7        SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY    ------- --------------------------------------------------------
  OWNED BY
    EACH       8        SHARED VOTING POWER
  REPORTING
 PERSON WITH            18,810,000 shares of Common Stock
                        121,163 shares of Common Stock issuable upon conversion
                        of 166,137 shares of Preferred Stock
                ------- --------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                ------- --------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER


                        18,810,000 shares of Common Stock
                        121,163 shares of Common Stock issuable upon conversion of 166,137 shares of Preferred Stock
--------------- ------- --------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,810,000 shares of Common Stock
               121,163 shares of Common Stock issuable upon conversion of 166,137 shares of Preferred Stock
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                            [  ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.4%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               CO
-------------- -----------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13D filed on February 1, 2010 (the "Original Schedule 13D", and the Original
Schedule 13D as amended hereby and by Amendment No. 1 filed on February 18, 2010, the "Schedule 13D") with respect to shares of common stock par value $0.01 per share (the "Common Stock") of Smurfit-Stone Container Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4 and 5 as set forth below.

ITEM 4.    PURPOSE OF THE TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On May 24, 2010 the Reporting Persons reached a resolution with the Issuer with respect to the Reporting Persons' objections to the Plan. The resolution provides that 2.25% of the new common stock of the reorganized Issuer that the Plan previously provided for distribution to the general unsecured creditors of the Issuer (the "New Common Stock") will be distributed pro rata to the existing holders of the Issuer's 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock (the "Preferred Stock") and 2.25% of the New Common Stock will be distributed pro rata to the existing holders of the Common Stock. The resolution also provides that the Issuer will pay certain of the fees and expenses of the professionals engaged by the Reporting Persons in connection with their objections to the Plan.

     The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person. As a result of reaching this resolution to the Reporting Persons' objections to the Plan, there is no longer any argument that the Reporting Persons could be deemed to be a group with the Other Holders.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (b) and (c) are hereby amended and restated as follows:

          (a) Fir Tree Value and Fir Tree Capital Opportunity beneficially own 11,576,191 and 7,354,972, respectively, shares of Common Stock of the Issuer (which includes 80,806 and 40,357, respectively, shares of Common Stock issuable upon conversion of 110,800 and 55,337, respectively, shares of Preferred Stock), which represents approximately 4.5% and 2.9%, respectively, of the Issuer's outstanding shares of Common Stock. Fir Tree, Inc., as the investment manager of each of Fir Tree Value and Fir Tree Capital Opportunity, may be deemed to beneficially own the 18,931,163 shares of Common Stock (which includes 121,163 shares of Common Stock issuable upon conversion of 166,137 shares of Preferred Stock) held collectively by Fir Tree Value and Fir Tree Capital Opportunity, which represents approximately 7.4% of the Issuer's outstanding shares of Common Stock. Such percentages were calculated by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by

257,261,844, the number of shares of Common Stock issued and outstanding as of May 3, 2010, as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on May 5, 2010.

          (b) Fir Tree Value may direct the vote and disposition of 11,576,191 shares of Common Stock (which includes 80,806 shares of Common Stock issuable upon conversion of 110,800 shares of Preferred Stock). Fir Tree Capital Opportunity may direct the vote and disposition of 7,354,972 shares of Common Stock (which includes 40,357 shares of Common Stock issuable upon conversion of 55,337 shares of Preferred Stock). Fir Tree, Inc. has been granted investment discretion over the shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity, and thus, has the shared power to direct the vote and disposition of 18,931,163 shares of Common Stock (which includes 121,163 shares of Common Stock issuable upon conversion of 166,137 shares of Preferred Stock).

              The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Fir Tree Value or Fir Tree Capital Opportunity is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 18,931,163 shares of Common Stock (which includes 121,163 shares of Common Stock issuable upon conversion of 166,137 shares of Preferred Stock) held by Fir Tree Value and Fir Tree Capital Opportunity. Pursuant to Rule 13d-4, Fir Tree, Inc., Fir Tree Value and Fir Tree Capital Opportunity disclaim all such beneficial ownership

          (c) The transactions in the Issuer's securities by the Reporting Persons in the last sixty days are listed as Schedule B attached hereto and made a part hereof.

The last paragraph of Item 5 is hereby deleted in its entirety.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 26, 2010


                                FIR TREE VALUE MASTER FUND, LP

                                By:  FIR TREE, INC., its Manager

                                     By: /s/ Jeffrey Tannenbaum
                                         ----------------------
                                     Name: Jeffrey Tannenbaum
                                     Title: President


                                FIR TREE CAPITAL OPPORTUNITY MASTER
                                FUND, L.P.

                                By:  FIR TREE, INC., its Manager

                                     By: /s/ Jeffrey Tannenbaum
                                         ----------------------
                                     Name: Jeffrey Tannenbaum
                                     Title: President


                                FIR TREE, INC.

                                By: /s/ Jeffrey Tannenbaum
                                    ----------------------
                                Name: Jeffrey Tannenbaum
                                Title: President

                                   SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK BY FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

                         Number of Shares of
                            Common Stock
        Date              Purchased/(Sold)               Price Per Share*
        ----              ----------------               ----------------
     5/24/2010              2,470,000                        $0.20
     5/24/2010               240,000                        $0.191

                         Number of Shares of
                           Preferred Stock
        Date              Purchased/(Sold)               Price Per Share*
        ----             -------------------             ----------------
     4/16/2010                1,300                          $5.00
     4/19/2010               (1,300)                         $5.25
     5/24/2010                5,879                         $11.25
     5/24/2010                 538                          $10.50
     5/24/2010               33,308                         $11.10
     5/24/2010               15,612                         $11.00


* Excludes commissions.

TRANSACTIONS IN THE COMMON STOCK BY FIR TREE VALUE MASTER FUND, L.P. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

                         Number of Shares of
                           Preferred Stock
        Date              Purchased/(Sold)               Price Per Share*
        ----             -------------------             ----------------
     4/16/2010                 3,200                          $5.00
     4/19/2010                (3,200)                         $5.25
     5/24/2010                 1,079                         $10.50
     5/24/2010                11,771                         $11.25
     5/24/2010                31,258                         $11.00
     5/24/2010                66,692                         $11.10

*Excludes commissions.